Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

May 21, 2021

Division of Corporation Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Frank Knapp

Wilson Lee

Re:	Lakeshore Acquisition I Corp. Amendment No. 2 to Registration Statement on Form S-1 Filed May 5, 2021 File No. 333-255174

Dear Mr. Knapp:

On behalf of our client, Lakeshore Acquisition I Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated May 12, 2021 (the “Staff’s Letter”) regarding the Company’s Amendment No.2 to Registration Statement on Form S-1 filed on May 5, 2021 (the “Registration Statement”). Contemporaneously, we are filing our third amendment to the Registration Statement (the “Amended Registration Statement”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Giovanni Caruso May 21, 2021 Page 2

Amendment No. 2 to Registration Statement on Form S-1 filed May 5, 2021

Capitalization, page 54

1.       We note you have classified the 250,000 private warrants issued as part of the private units as equity. Please provide us with your analysis under ASC 815-40 to support your proposed accounting treatment for these warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

Response: The Registration Statement and the form of warrant agreement filed as exhibit 4.4. thereto have been amended in order to make the features of the private warrants identical to the public warrants (together with the private warrants, the “warrants”) in all respects. Accordingly, there are no terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant.

Background

Each whole warrant entitles the registered holder to purchase one Class A ordinary share of the Company at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of an initial business combination. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of Class A ordinary shares. This means that only a whole warrant may be exercised at any given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will expire five years after the completion of an initial business combination, or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue Class A ordinary shares upon exercise of a warrant unless Class A ordinary shares issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will be paid the full purchase price for the unit solely for the share of Class A common stock underlying such unit.

The Company has agreed that as soon as practicable, but in no event later than 90 business days after the closing of an initial business combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if any such registration statement has not been declared effective by the 90th day following the closing of the business combination, holders of the warrants shall have the right, during the period beginning on the 91st day after the closing of the business combination and ending upon such registration statement being declared effective by the Securities and Exchange Commission, and during any other period when the Company shall fail to have maintained an effective registration statement covering the Class A ordinary shares issuable upon exercise of the warrants, to exercise such warrants on a “cashless basis” as determined in accordance with the terms of the warrant agreement.

Giovanni Caruso May 21, 2021 Page 3

Once the warrants become exercisable, the Company may call the warrants for redemption:

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and
●	if, and only if, the reported last sale price of the Class A ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company calls the warrants for redemption as described above, management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.”

The private placement warrants (including the Class A ordinary shares issuable upon exercise of the private placement warrants) will not be transferable, assignable or saleable until 30 days after the completion of an initial business combination, subject to certain limited exceptions. Otherwise, the private placement warrants have terms and provisions that are identical to those of the warrants being sold as part of the units in this offering, including as to redemption, exercise price, exercisability and exercise period.

The exercise price and number of Class A ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of its initial business combination at an issue price or effective issue price (the “Newly Issued Price”) of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by our board of directors and, in the case of any such issuance to our initial shareholders or their affiliates, without taking into account any founders’ shares held by our initial shareholders or such affiliates, as applicable, prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the market value is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the market value and the Newly Issued Price, and the $18.00 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to 180% of the higher of the market value and the Newly Issued Price.

Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a business combination within the combination period and the Company liquidates the funds held in the trust account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the trust account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Giovanni Caruso May 21, 2021 Page 4

Analysis

The Company analyzed the features of the private warrants in order to determine whether such warrants should be accounted for as (1) an equity instrument or (2) a liability (or in some cases an asset) under the guidance in ASC 815-40.

An instrument should be analyzed to determine whether it would be considered indexed to the reporting entity’s own stock in order to determine whether the instrument is within the scope of the guidance on additional requirements for equity classification. An instrument that is considered indexed to a reporting entity’s own stock should be evaluated to determine if it meets the requirements for equity classification in ASC 815-40. If these requirements are met, equity classification is appropriate and the instrument should be initially measured at fair value with no subsequent measurement. If the requirements for equity classification are not met, the instrument should be classified as an asset or liability and recorded at fair value with changes in fair value recorded in the income statement.

ASC 815-40-15 addresses when an instrument, or embedded component that meets the definition of a derivative, is considered indexed to a reporting entity’s own stock. The guidance requires a reporting entity to apply a two-step approach—it requires the evaluation of an instrument’s or embedded component’s contingent exercise provisions and then the instrument’s or embedded component’s settlement provisions.

Step One – Exercise Contingencies

Any contingent provision that affects the holder’s ability to exercise the instrument or embedded component must be evaluated.

The private warrants have two exercise contingencies: (1) the occurrence of an initial business combination and (2) exercise acceleration if the Company calls the warrants for redemption. Neither of these contingencies precludes equity treatment under, ASC 815-40-15-7A since such contingencies are not based on either of the following:

a.       An observable market, other than the market for the issuer’s stock (if applicable)

b.       An observable index, other than an index calculated or measured solely by reference to the issuer’s own operations (for example, sales revenue of the issuer; earnings before interest, taxes, depreciation, and amortization of the issuer; net income of the issuer; or total equity of the issuer).

Step Two – Settlement Provisions

An instrument shall be considered indexed to an entity’s own stock if its settlement amount will equal the difference between the following:

a.       The fair value of a fixed number of the entity’s equity shares

b.       A fixed monetary amount or a fixed amount of a debt instrument issued by the entity.

The strike price or the number of shares used to calculate the settlement amount is not considered fixed if the terms of the instrument or embedded component allow for any potential adjustment (except as discussed below), regardless of the probability of the adjustment being made or whether the reporting entity can control the adjustment.

ASC 815-40-15-7E discusses the exception to the “fixed for fixed” rule. This exception allows an instrument to be considered indexed to the reporting entity’s own stock even if adjustments to the settlement amount can be made, provided those adjustments are based on standard inputs used to determine the value of a “fixed for fixed” forward or option on equity shares.

Giovanni Caruso May 21, 2021 Page 5

A fixed-for-fixed forward or option on equity shares has a settlement amount that is equal to the difference between the price of a fixed number of equity shares and a fixed strike price. The fair value inputs of a fixed-for-fixed forward or option on equity shares may include the entity’s stock price and additional variables, including all of the following:

a.       Strike price of the instrument

b.       Term of the instrument

c.       Expected dividends or other dilutive activities

d.       Stock borrow cost

e.       Interest rates

f.       Stock price volatility

g.      The entity’s credit spread

h.      The ability to maintain a standard hedge position in the underlying shares.

Settlement adjustments designed to protect a holder’s position from being diluted by a transaction initiated by an issuer will generally not prevent a freestanding instrument or embedded component from being considered indexed to the issuer’s own stock provided the adjustments are limited to the effect that the dilutive event has on the shares underlying instrument. Common examples of acceptable adjustments include the occurrence of a stock split, rights offering, stock dividend, or a spin-off. In addition, settlement adjustments due to issuances of shares for an amount below current fair value, or repurchases of shares for an amount that exceeds the current fair value of those shares, should also be acceptable.

Since the private placement warrants have a settlement amount that is equal to the difference between the price of a fixed number of equity shares and a fixed strike price, and the possible adjustment of settlement amount is only affected by standard inputs used to determine the value of a "fixed for fixed" forward or option on equity shares and a down round feature, the private placement warrants are considered to be indexed to the Company’s own stock.

ASC 815-40-25-1 and 25-2 provide the general framework for determining whether an instrument that is considered indexed to an issuer’s own stock should be classified as a liability (or in some cases, an asset) or equity.

The initial balance sheet classification of contracts generally is based on the concept that:

a.       Contracts the require net cash settlement are assets or liabilities

b.       Contracts that require settlement in shares are equity instruments.

Further, an entity shall observe both of the following:

a.       If the contract provides the counterparty with the choice of net cash settlement or settlement in shares, Subtopic ASC 815-40-25 assumes net cash settlement.

b.       If the contract provides the entity with a choice of net cash settlement or settlement in shares, ASC 815-40-25 assumes settlement in shares.

Giovanni Caruso May 21, 2021 Page 6

Therefore, contracts that are settled by gross physical delivery of shares or net share settlement may be equity instruments. Contracts that require or permit the investor to require a reporting entity to net cash settle are accounted for as assets or liabilities at fair value with changes in fair value recorded in earnings. Contracts that a reporting entity could be required to settle in cash should be accounted for as an asset or liability at fair value, regardless of whether net cash settlement would only occur under a remote scenario.

For a shares-settled contract to be classified as equity, each of the following additional conditions in ASC 815-40-25 must also be met to ensure that the issuer has the ability to settle the contract in shares (all of the conditions must be met).

a.       Settlement permitted in unregistered shares. The contract permits the entity to settle in unregistered shares.

b.       Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.

c.       Contract contains an explicit share limit. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

d.       No required cash payment if entity fails to timely file. There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the SEC.

e.       No cash-settled top-off or make-whole provisions. There are no cash settled top-off or make-whole provisions.

f.       No counterparty rights rank higher than shareholder rights. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

g.       No collateral required. There is no requirement in the contract to post collateral at any point or for any reason.

Management notes that the terms of the private placement warrants meet all of the above criteria.

Conclusion:

Based upon the above analysis, the Company concluded that the private placement warrants meet the requirements for equity classification because they are considered to be indexed to the Company’s common stock.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing.

Giovanni Caruso May 21, 2021 Page 7

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner